FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

555 Burrard Street

Vancouver, BC V7X 1M8

Item 2 Date of Material Change:

April 21, 2021.

Item 3 News Release:

The press release attached as Schedule "A" was disseminated on April 21, 2021.

Item 4 Summary of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change:

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 Omitted Information:

Not applicable.

Item 8 Executive Officer:

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report:

April 21, 2021.

Schedule A

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

April 21, 2021

HIVE Completes Share Investment in DeFi Technologies

This news release constitutes a “designated news release’’ for the purposes of the Company’s prospectus supplement dated February 2, 2021 to its short form base shelf prospectus dated January 27, 2021.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (OTCQX:HVBTF) (FSE:HBF) (the “Company” or "HIVE") is pleased to announce that, further to its announcement on March 25, 2021, it has completed the share swap transaction (the “Transaction”) with DeFi Technologies Inc. (NEO:DEFI, GR:RMJR, OTC: RDNAF) (“DeFi Technologies”), pursuant to which HIVE will receive 10,000,000 common shares of DeFi Technologies, representing approximately 5% of the existing outstanding common shares of DeFi Technologies in exchange for 4,000,000 common shares of the Company, representing approximately 1% of the Company’s issued and outstanding common shares. Completion of the transaction is conditional on the approval of the TSX Venture Exchange. In addition, HIVE and DeFi Technologies have created a partnership surrounding the “decentralized finance" (DeFi) ecosystem with specific applications around Ethereum and Miner Extractable Value (MEV). The new partnership, which follows months of discussions, will provide HIVE with a strategic stake in DeFi Technologies and a broader partnership surrounding the DeFi ecosystem with a specific focus on the Ethereum based MEV space and developments surrounding it.

The boom in Ethereum has 3 powerful drivers, and DeFi has been a substantial part of the additional fees HIVE has received for mining Ethereum on the cloud. The other are Stablecoins and more recently non-fungible tokens or NFT’s. We believe DeFi is the most significant demand driver and our investment in DeFi Technologies gives our shareholders a double benefit.

MEV refers to the amount of profit miners can extract from reordering and censoring transactions on the blockchain. It has become an important issue over the past year as the DeFi space has grown from US$3B to US$71B in market capitalization. Of the $347.3M of Extracted MEV, 88% comes from DeFi activities. As can be seen from data by Coin Metrics, over half of all ETH miner revenue currently comes from transaction fees. By partnering together to take on these activities, individuals get a more capital efficient market to play in, while distributing greater returns to miners for acting more altruistic.

DeFi and new applications are focused on disrupting financial intermediaries. DeFi reached new heights over the past 12 months as dozens of projects launched and large amounts of capital flowed in. The majority of DeFi apps use Ethereum's ERC token standard to create new coins. DeFi has pushed Ethereum prices to new highs this year and it is accelerating innovation and experimentation. It is estimated that more than $1 trillion in transactions passed through the Ethereum ecosystem in 2020, putting it roughly on par with payments giant, PayPal. This mega trend in DeFi is a big tailwind for Ethereum demand and we believe we are in the early innings. Bitcoin was up 300% in 2020 while Ethereum surged 470% due to the demand from DeFi app’s like Stablecoins to Decentralized Exchanges known as DEX’s. HIVE is the largest public crypto mining company mining Ethereum and we wish to invest in the DeFi sector and will consider distributing our shares as a dividend to HIVE Shareholders over the next year.

Blockchain analysis firm Chainalysis says DeFi is growing at ‘warp speed' and DeFi's explosive growth has much further to grow. Since most DeFi applications are built on top of Ethereum, the world’s second largest cryptocurrency platform and DeFi is a smart contract, the future looks very attractive with DeFi becoming a sustainable demand driver for Ethereum prices.

Please see our YouTube channel for more insightful and timely information about DeFi and its relationship with Ethereum.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. is a growth oriented, TSX.V-listed company building a bridge from the blockchain sector to traditional capital markets. HIVE owns state-of-the-art green energy-powered data centre facilities in Canada, Sweden, and Iceland which produce newly minted digital currencies like Bitcoin and Ethereum continuously on the cloud. Our deployments provide shareholders with exposure to the operating margins of digital currency mining as well as a portfolio of crypto-coins.

About DeFi Technologies Inc.

DeFi Technologies Inc. is a Canadian company that carries on business with the objective of enhancing shareholder value through building and managing assets in the decentralized finance sector.

For more information and to register to HIVE’s mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

“Frank Holmes’’

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. “Forward-looking information" in this news release includes information about the outcome of the strategic partnership with DeFi Technologies, the potential growth of decentralized finance, potential for the Company’s long-term growth, and the business goals and objectives of the Company.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, if the strategic partnership with DeFi Technologies is not as successful as the Company hopes that it will be; decentralized finance does not become as widely adopted as expected; the growth in decentralized finance does not occur; the digital currency market; the Company’s ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Filing Statement of the Company and other documents disclosed under the Company's filings at www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company's assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies will be consistent with historical prices; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.